STRATUS FUND, INC.
Annual Report to Shareholders
June 30, 2007

Table of Contents

Dear Fellow Shareholders:

At this time, the economy is in the process of bouncing back from the slow growth recorded in the first quarter of 2007. Gross Domestic Product grew at only a 0.6% pace for that time period, raising concern by economists that we could be on our way towards slipping into recessionary conditions. Fortunately the second calendar quarter showed GDP growing at a 3% rate. For calendar year 2007, the Federal Reserve is forecasting the economy to grow in the 2.25% - 2.50% range, which is viewed as desirable from their perspective.

In terms of some of the economy's components, consumer spending has held up well despite high energy prices and a significant slowdown in the housing sector, while the industrial side of the economy has strengthened since the first quarter, giving the economy a better balance. Export industries have benefited from the continued weakening of the dollar on world markets.

The slower economic growth has allowed the core rate of inflation to come down to levels not too far above the 1.50% - 2.00% target set by the Federal Reserve. Fed Funds has remained at 5.25% for over one year, and Dr. Ben Bernanke and his associates at the Fed may feel comfortable in leaving Fed Funds at that level through 2007.

Over the past year, the stock market has done quite well, posting positive returns each quarter, resulting in an S&P 500 Index return of 20.6% for the fiscal year ending June 30, 2007. Corporate profits have been surprisingly strong, helping the stock market to forge ahead while the average price/earnings ratio has held steady at around 15 to 16 times earnings.

Therefore, with reasonable valuations, stocks may have additional room to appreciate on the upside, particularly if there continues to be abundant liquidity in the marketplace. Some investment dollars have flowed from bonds and cash equivalents to stocks and corporations have added to their cash holdings, allowing them to purchase their own stock on the open market. Private equity funds have also been very active in their pursuit of entire companies that might be candidates to be taken private. All in all the climate has been one of a rising demand for, and a shrinking supply of, common stocks, which has resulted in stocks reaching all time highs in many cases.

Government Securities Portfolio

Government bond yields ended the year slightly lower. The US government bond yield curve became somewhat upward sloping as higher commodity prices, tight labor markets and stronger 2nd quarter 2007 Gross Domestic Product growth served to elevate inflationary fears. The yield on the 5 year US Treasury note fell 16 basis points during the year.

The Stratus Government Securities Portfolio achieved a return of 4.62% (institutional)/ 4.62% (retail), slightly lower than our benchmark, the Merrill Lynch 1 to 10 year US treasury index, which returned 5.27%. A deteriorating housing market has been countered by favorable economic data which increased uncertainty regarding future Fed policy. A major re-pricing of credit in all sectors of the bond market occurred last quarter due to problems in the sub-prime mortgage sector. The five year government note yield rose from 4.4% to 5.2%, before a flight-to-quality bid emerged in June. The re-pricing of credit premiums has impacted some of the US government agency bond holdings in the Stratus Government Securities Portfolio and caused a slight underperformance in the Portfolio last quarter.

The Portfolio's holdings remain of a high quality and we expect to capture excess returns from our Government agency and Government mortgage backed securities in the coming quarters. Many sectors in the Government agency market look very attractive relative to US Treasury bonds.

Growth Portfolio

The strategy employed by the Stratus Growth Portfolio is to invest primarily in growth stocks selling at reasonable prices. The Growth Portfolio emphasizes large capitalization stocks and the quarter-to-quarter earnings for stocks held in the Growth Portfolio are monitored very closely. Risk control is used in the form of varying cash reserves in relation to the assessment of risk versus reward for individual stocks or for the stock market in general.

The Stratus Growth Portfolio is well diversified with over 80 stocks currently in the portfolio. The fact that large cap growth stocks were the worst performing category of stock funds in calendar 2006, contributed to the under performance of the Stratus Growth Portfolio for the fiscal year ending June 30, 2007, over which time the Portfolio achieved a total return of 11.80% (institutional)/ 11.95% (retail). It was more rewarding to be invested in the mid and small cap portion of the S & P 500 Index versus the top 100 stocks in terms of capitalization. Thus far in 2007, large caps are doing significantly better in terms of relative performance versus small and mid-cap stocks, which provides some renewed optimism that the Stratus Growth Portfolio will enjoy success, both on an absolute and relative basis, as we journey through the current fiscal year.

We thank you for your past and continued investment in the Stratus Family of Funds.

Respectfully,

Bill Eastwood, CFA
Mark Portz, CFA

PERFORMANCE



Growth Portfolio Institutional Shares and S&P 500 Index
Comparison of Change in Value of $250,000 Investment

Average Annual Return		**End of Period (06/30/2007) Values**	
1 Year	11.80%	Growth Institutional Shares	$860,720.63
5 Years	8.58%	S&P 500	$1,051,224.83
10 Years	5.81%		
Life of Fund	9.43%		



Growth Portfolio Retail Shares and S&P 500 Index
Comparison of Change in Value of $9,550 Investment (Net of Sales Load)

Average Annual Return		**End of Period (06/30/2007) Values**	
1 Year	11.95%	Growth Retail Shares	$15,856.53
5 Years	8.60%	S&P 500	$17,221.80
Life of Fund	5.50%		

Results for the Retail Shares on the graph above reflect payment of a maximum sales charge of 4.5% on the $10,000 investment with dividends and capital gains reinvested. Average annual return, in the chart above, does not include payment of a sales charge and assumes reinvestment of dividends and capital gains. Past performance is not predictive of future performance and the graph and table do not reflect deductions for taxes a shareholder would pay on a fund distribution or the redemption of fund shares. Growth Portfolio Institutional Shares for the period October 8, 1993 (inception) through June 30, 2007. Growth Portfolio Retail Shares for the period January 7, 1998 (inception) through June 30, 2007.



Government Securities Portfolio Institutional Shares and Merrill Lynch U.S. Treasury Inter-Term Bond Index Comparison of Change in Value of $250,000 Investment

Average Annual Return		End of Period (06/30/2007) Values	
1 Year	4.62%	Government Securities Institutional Shares	$441,517.15
5 Years	2.51%	Merrill Lynch U.S. Treasury Inter-Term Bond	$481,905.16
10 Years	4.29%		
Life of Fund	4.23%		



Government Securities Portfolio Retail Shares and Merrill Lynch U.S. Treasury Inter-Term Bond Index Comparison of Change in Value of $9,700 Investment (Net of Sales Load)

Average Annual Return		End of Period (06/30/2007) Values	
1 Year	4.62%	Government Securities Retail Shares	$13,771.31
5 Years	2.40%	Merrill Lynch U.S. Treasury Inter-Term Bond	$14,920.87
Life of Fund	3.77%		

Results for the Retail Shares on the graph above reflect payment of a maximum sales charge of 3% on the $10,000 investment with dividends and capital gains reinvested. Average annual return, in the chart above, does not include payment of a sales charge and assumes reinvestment of dividends and capital gains. Past performance is not predictive of future performance and the graph and table do not reflect deductions for taxes a shareholder would pay on a fund distribution or the redemption of fund shares. Government Securities Portfolio Institutional Shares for the period October 8, 1993 (inception) through June 30, 2007. Government Securities Portfolio Retail Shares for the period January 13, 1998 (inception) through June 30, 2007.

EXPENSE EXAMPLE

As a shareholder of Stratus Fund, Inc. (the Fund) you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, reinvested dividends, or other distributions; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; service fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The Example is based on an investment of $1,000 invested at January 1, 2007 and held until June 30, 2007.

The "Actual" section of the table provides information about actual account values and actual expenses. You may use the information in these columns, together with amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number under the heading entitled "Expenses Paid During Year Ended June 30, 2007" to estimate the expenses you paid on your account during this period.

The "Hypothetical" section of the table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the "Hypothetical" example is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

EXPENSE EXAMPLE (Continued)

	Beginning Account Value at January 1, 2007	Ending Account Value Using Actual Return at June 30, 2007	Expenses Paid During Six Months Ended June 30, 2007*
Actual			
Growth Institutional	$1,000.00	$1,059.30	$5.87
Growth Retail	$1,000.00	$1,059.50	$5.87
Government Securities Institutional	$1,000.00	$1,010.90	$4.54
Government Securities Retail	$1,000.00	$1,011.00	$4.54

	Beginning Account Value at January 1, 2007	Ending Account Value Using 5% Return	Expenses Paid During Six Months Ended June 30, 2007*
Hypothetical (5% return before expenses)			
Growth Institutional	$1,000.00	$1,019.09	$5.76
Growth Retail	$1,000.00	$1,019.09	$5.76
Government Securities Institutional	$1,000.00	$1,020.28	$4.56
Government Securities Retail	$1,000.00	$1,020.28	$4.56

* Expenses are equal to the Fund's expense ratio of 1.15% (Growth Portfolio Institutional and Retail Shares) and 0.91%

(Government Securities Portfolio Institutional and Retail Shares), multiplied by the average account value over the period, multiplied

by 181 days divided by 365 days (to reflect the one-half year period).

GROWTH PORTFOLIO
SCHEDULE OF INVESTMENTS
June 30, 2007

Shares	Common Stock - 98.07%	Percent of Net Assets	Fair Value
	Basic Materials	15.84%	
12,000	Air Products & Chemicals, Inc.		$964,440
6,000	Apache Corporation		489,540
9,000	Baker Hughes, Inc.		757,170
9,000	Chevron Corp.		758,160
14,000	ConocoPhillips		1,099,000
17,000	EI DuPont de Nemours & Co.		864,280
8,000	Exxon Mobil Corp.		671,040
9,000	Freeport McMoran Copper & Gold, Inc.		745,380
12,000	Halliburton Co.		414,000
10,000	Nucor Corp.		586,500
11,000	Occidental Petroleum Corp.		636,680
21,000	Peabody Energy Corp.		1,015,980
9,000	Potash Corp. of Saskatchewan, Inc.		701,730
13,000	Praxair, Inc.		935,870
			10,639,770
	Conglomerates	3.11%	
11,000	3M Co.		954,690
16,000	United Technologies Corp.		1,134,880
			2,089,570
	Consumer Goods	10.51%	
14,000	Avery Dennison Corp.		930,720
18,000	Coach, Inc. *		853,020
14,000	Ecolab, Inc.		597,800
31,000	Newell Rubbermaid, Inc.		912,330
27,000	Pepsico, Inc.		1,750,950
15,000	Procter & Gamble Co.		917,850
12,000	VF Corp.		1,098,960
			7,061,630
	Diversified Operations	1.96%	
12	Berkshire Hathaway, Inc.*		1,313,700
	Financial Services	12.42%	
21,000	American International Group, Inc.		1,470,630
29,000	Citigroup, Inc.		1,487,410
9,000	Franklin Resources, Inc.		1,192,230
4,000	Goldman Sachs Group, Inc.		867,000
12,000	JPMorgan Chase & Co.		581,400
6,000	Merrill Lynch & Co., Inc.		501,480
11,000	Morgan Stanley		922,680
40,000	US Bancorp		1,318,000
			8,340,830
	Healthcare	8.78%	
19,000	Abbott Laboratories		1,017,450
12,000	Aetna, Inc.		592,800
16,000	Baxter International, Inc.		901,440
24,000	Dentsply International, Inc.		918,240
18,000	Stryker Corporation		1,135,620
26,000	United Health Group, Inc.		1,329,640
			5,895,190
	Industrial Goods	10.86%	
8,000	Black & Decker Corp.		706,480
6,000	Caterpillar, Inc.		469,800
16,000	Danaher Corp.		1,208,000
24,000	Emerson Electric Co.		1,123,200
34,000	General Electric Co.		1,301,520
22,000	Honeywell International, Inc.		1,238,160
10,000	Illinois Tool Works, Inc.		541,900
18,000	Waste Management, Inc.		702,900
			7,291,960

GROWTH PORTFOLIO
SCHEDULE OF INVESTMENTS (Continued)
June 30, 2007

Shares	Common Stock - 98.07%	Percent of Net Assets	Fair Value
	Services	**17.40%**	
8,000	Autozone, Inc. *		1,092,960
12,000	Best Buy Company, Inc.		560,040
40,000	CVS Caremark Corp.		1,458,000
10,000	FedEx Corporation		1,109,700
10,000	J.C. Penney Company, Inc.		723,800
12,000	Lowe's Companies, Inc.		368,280
18,000	McDonald's Corp.		913,680
22,000	Staples, Inc.		522,060
31,000	Sysco Corp.		1,022,690
46,000	Time Warner, Inc.		967,840
14,000	Union Pacific Corp.		1,612,100
14,000	Walgreen Co.		609,560
15,000	Wal-Mart Stores, Inc.		721,650
			11,682,360
	Technology	**14.88%**	
20,000	AT&T Inc.		830,000
30,000	Cisco Systems, Inc.*		835,500
44,000	EMC Corp. *		796,400
17,000	Fiserv, Inc. *		965,600
18,000	Hewlett-Packard Co.		803,160
27,000	Intel Corp.		641,520
9,000	International Business Machines Corp.		947,250
10,000	Linear Technology Corp.		361,800
33,000	Microsoft Corp.		972,510
43,000	Oracle Corp. *		847,530
26,000	Qlogic Corp. *		432,900
7,000	Qualcomm, Inc.		303,730
14,000	Texas Instruments, Inc.		526,820
16,000	Xilinx, Inc.		428,320
11,000	Yahoo!, Inc. *		298,430
			9,991,470
	Utilities	**2.31%**	
27,000	Duke Energy Corp.		494,100
20,000	Questar Corp.		1,057,000
			1,551,100
Shares	**Other Securities - 2.01%**		
1,346,808	Mutual Funds	**2.01%**	1,346,808
	Total investments in securities (cost $52,710,491)	100.08%	$67,204,388
	Other assets, less liabilities	(0.08%)	(52,102)
	NET ASSETS	**100.00%**	**$67,152,286**

*Indicates nonincome-producing security

Industry classifications are unaudited

See accompanying notes to financial statements



Growth Portfolio Composition (Unaudited)

- Utilities 2.31%
- Basic Materials 15.84%
- Technology 14.88%
- Conglomerates 3.11%
- Consumer Goods 10.51%
- Services 17.40%
- Diversified Operations 1.96%
- Other 1.93%
- Financial Services 12.42%
- Industrial Goods 10.86%
- Healthcare 8.78%

GOVERNMENT SECURITIES PORTFOLIO
SCHEDULE OF INVESTMENTS
June 30, 2007

Principal Amount		Percent of Net Assets	Fair Value
	Government Agency Bonds	35.84%	
$2,000,000	Farmer Mac 5.00% due 7/15/11		$2,011,338
2,000,000	Federal Home Loan Bank 3.625% due 11/14/08		1,957,530
2,000,000	Federal Home Loan Bank 4.50% due 8/14/09		1,973,154
1,000,000	Federal Home Loan Bank 4.50% due 9/26/08		990,901
2,500,000	Federal Home Loan Bank 5.00% due 03/09/12		2,472,300
2,000,000	Federal Home Loan Bank 5.25% due 03/13/09		2,001,084
1,000,000	Federal Home Loan Bank 5.375% due 6/14/13		1,000,904
2,950,000	Federal Home Loan Mortgage 5.00% due 9/17/07		2,947,616
1,000,000	Federal Home Loan Mortgage 5.25% due 4/18/16		986,622
1,000,000	Federal Home Loan Mortgage 5.81% due 4/04/08		1,003,296
			17,344,745
	Mortgage Backed Securities	27.82%	
3,777,721	Federal Home Loan Mortgage Pool 4.00% due 5/01/19		3,509,907
423,156	Federal Home Loan Mortgage Pool 5.00% due 10/01/12		414,394
1,009,552	Federal Home Loan Mortgage Pool 5.00% due 2/01/18		979,304
434,371	Federal Home Loan Mortgage Pool 5.50% due 9/01/17		429,379
476,157	Federal Home Loan Mortgage Pool 5.50% due 11/01/16		470,813
182,222	Federal Home Loan Mortgage Pool 6.00% due 3/01/17		183,230
1,953,017	Federal Home Loan Mortgage CMO 5.50% due 12/15/20		1,923,280
667,897	Federal National Mortgage Assn. Pool 4.50% due 5/01/15		646,467
71,688	Federal National Mortgage Assn. Pool 5.50% due 3/01/17		70,889
230,236	Federal National Mortgage Assn. Pool 6.00% due 6/01/16		231,609
261,374	Federal National Mortgage Assn. Pool 6.00% due 12/01/16		262,932
635,599	Government National Mortgage Assn. Pool 3.50% due 8/20/34		629,901
1,921,365	Government National Mortgage Assn. Pool 4.50% due 5/15/18		1,833,459
1,503,418	Government National Mortgage Assn. Pool 5.00% due 11/15/33		1,425,370
454,177	Government National Mortgage Assn. Pool 5.50% due 8/20/32		456,473
			13,467,407
	Treasury Notes/Bonds/Inflation Protected Securities	25.67%	
1,000,000	US Treasury Note 3.125% due 10/15/08		977,266
3,000,000	US Treasury Note 3.375% due 9/15/09		2,906,250
2,500,000	US Treasury Note 4.625% due 11/15/16		2,422,853
2,000,000	US Treasury Note 4.875% due 10/31/08		1,997,188
2,000,000	US Treasury Note 5.125% due 5/15/16		2,011,250
2,230,977	US Treasury Inflation Protected Security 1.875% due 7/15/15		2,108,273
			12,423,080
	Corporate Bonds	7.10%	
1,500,000	Caterpillar 4.50% due 6/15/09		1,476,905
1,000,000	Home Depot 5.20% due 3/01/11		982,865
1,000,000	National City Bank Bond 4.50% due 3/15/10		978,476
			3,438,246
Shares	**Other Securities**	2.80%	
1,354,693	Mutual Funds		1,354,693
	Total investments in securities (cost $48,870,555)	99.23%	$48,028,171
	Other assets, less liabilities	0.77%	373,404
	TOTAL NET ASSETS	**100.00%**	**$48,401,575**

See accompanying notes to financial statements



Government Securities Portfolio Composition (Unaudited)

Other 3.57%

Corporate Bonds 7.10%

Government Agency Bonds
35.84%

Treasury
Notes/Bonds/Inflation
Protected Securities 25.67%

Mortgage Backed Securities
27.82%

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2007

	Growth Portfolio	Government Securities Portfolio
Assets:		
Investments in securities at fair value		
(cost $52,710,491 and $48,870,555)	$67,204,388	$48,028,171
Accrued interest and dividends receivable	61,624	451,956
Prepaid Expense	433	433
Total assets	$67,266,445	$48,480,560
Liabilities:		
Accrued expenses, including investment management		
and distribution expense payable to adviser,		
administrator and distributor (note 4)	106,695	62,682
Payable to custodian-overdraft	7,464	16,303
Total liabilities	114,159	78,985
Net assets applicable to outstanding capital stock	$67,152,286	$48,401,575
Net assets are represented by:		
Capital stock, authorized 20 million and 10 million shares respectively;		
outstanding, at $.001 par (note 6)	$3,725	$4,987
Additional paid-in capital	50,008,720	49,439,882
Accumulated undistributed net investment gain	124,586	44,294
Accumulated net realized gain (loss) on investments	2,521,358	(245,204)
Unrealized appreciation (depreciation)	14,493,897	(842,384)
Total net assets applicable to shares outstanding	$67,152,286	$48,401,575
Shares outstanding and net asset value per share:		
Institutional class net assets	$66,680,820	$48,390,268
Institutional shares of Capital Stock outstanding	3,698,607	4,986,596
Net Asset Value and offering price per share - Institutional shares	$18.03	$9.70
Retail class net assets	$471,466	$11,307
Retail shares of Capital Stock outstanding	26,451	1,165
Net Asset Value per share - Retail shares	$17.82	$9.70
Maximum sales charge (note 4)	0.84	0.30
Maximum offering price to public	$18.66	$10.00

See accompanying notes to financial statements

13

STATEMENT OF OPERATIONS
Year Ended June 30, 2007

	Growth Portfolio	Government Securities Portfolio
Investment income:		
Dividends	$985,925	$92,499
Interest	19,426	2,082,800
Other Income	2,309	-
Total investment income	$1,007,660	$2,175,299
Expenses:		
Investment advisory fees	$490,127	$240,176
Administration fees	163,376	120,088
Accounting	21,634	16,226
Directors' compensation	12,866	9,384
Securities pricing	5,390	5,113
Other operating expenses	59,785	42,981
Total expenses	753,178	433,968
Net investment income	$254,482	$1,741,331
Realized and unrealized gain on investments:		
Net realized gain	$4,599,777	$58,119
Net unrealized appreciation (depreciation)		
Beginning of period	12,047,351	(1,198,373)
End of period	14,493,897	(842,384)
Net unrealized appreciation	2,446,546	355,989
Net realized and unrealized gain on investments	7,046,323	414,108
Net increase in net assets resulting from operations	$7,300,805	$2,155,439

See accompanying notes to financial statements

14

STATEMENT OF CHANGES IN NET ASSETS
Years Ended June 30, 2007 and 2006

	Growth Portfolio		Government Securities Portfolio	
	Year Ended June 30, 2007	Year Ended June 30, 2006	Year Ended June 30, 2007	Year Ended June 30, 2006
Operations:				
Net investment income	$254,482	$64,108	$1,741,331	$1,483,338
Net realized gain (loss) on investments	4,599,777	4,057,800	58,119	(117,568)
Unrealized appreciation (depreciation)	2,446,546	417,819	355,989	(1,219,641)
Net increase in net assets resulting from operations	7,300,805	4,539,727	2,155,439	146,129
Distributions to shareholders from:				
Net investment income				
Institutional Class	192,417	36,657	1,719,042	1,462,812
Retail Class	1,587	363	665	1,227
	194,004	37,020	1,719,707	1,464,039
Net realized gains				
Institutional Class	1,469,150	-	-	-
Retail Class	12,815	-	-	-
	1,481,965	-	-	-
Total distributions	1,675,969	37,020	1,719,707	1,464,039
Capital share transactions (note 6):				
Proceeds from sales	9,543,512	9,530,293	10,436,650	9,091,213
Payment for redemptions	(14,090,539)	(11,008,967)	(10,704,305)	(12,602,026)
Reinvestment of net investment income	142,986	27,151	1,236,256	1,042,030
Reinvestment of net realized gains	1,089,502	-	-	-
Total increase (decrease) from capital share transactions	(3,314,539)	(1,451,523)	968,601	(2,468,783)
Total increase (decrease) in net assets	2,310,297	3,051,184	1,404,333	(3,786,693)
Net Assets:				
Beginning of period	64,841,989	61,790,805	46,997,242	50,783,935
End of period	$ 67,152,286	$ 64,841,989	$ 48,401,575	$ 46,997,242
Undistributed net investment income:	$ 124,586	$ 64,108	$ 44,294	$ 30,028

See accompanying notes to financial statements

GROWTH PORTFOLIO INSTITUTIONAL CLASS
FINANCIAL HIGHLIGHTS
Years Ended June 30, 2007, 2006, 2005, 2004, and 2003

	2007	2006	2005	2004	2003
Net asset value:					
Beginning of period	$16.55	$15.41	$14.29	$11.78	$12.27
Income from investment operations					
Net investment income (loss)	0.07	0.02	0.01	(0.02)	0.00
Net realized and unrealized gain (loss) on investments	1.84	1.13	1.11	2.53	(0.49)
Total income (loss) from investment operations	1.91	1.15	1.12	2.51	(0.49)
Less distributions					
Dividends from net investment income	(0.05)	(0.01)	0.00 (a)	0.00 (a)	0.00
Distribution from net realized gains	(0.38)	0.00	0.00	0.00	0.00
Total distributions	(0.43)	(0.01)	0.00	0.00	0.00
End of period	$18.03	$16.55	$15.41	$14.29	$11.78
Total return:	11.80%	7.46%	7.84%	21.31%	(3.99%)
Ratios/Supplemental data:					
Net assets, end of period	$66,680,820	$64,269,547	$61,105,824	$56,946,741	$47,152,162
Ratio of expenses to average net assets	1.15%	1.17%	1.14%	1.17%	1.09%
Ratio of net investment income (loss) to average net assets	0.39%	0.10%	0.07%	(0.14%)	0.01%
Portfolio turnover rate	41.50%	41.17%	53.01%	50.68%	113.06%

Per share amounts calculated on average shares outstanding

(a) *Distributions represent less than 1/2 of 1¢*

See accompanying notes to financial statements

GROWTH PORTFOLIO RETAIL CLASS
FINANCIAL HIGHLIGHTS
Years Ended June 30, 2007, 2006, 2005, 2004, and 2003

	2007	2006	2005	2004	2003
Net asset value:					
Beginning of period	$16.34	$15.21	$14.09	$11.59	$12.12
Income from investment operations					
Net investment income (loss)	0.07	0.02	0.01	(0.03)	(0.03)
Net realized and unrealized gain (loss) on investments	1.84	1.12	1.11	2.53	(0.50)
Total income (loss) from investment operations	1.91	1.14	1.12	2.50	(0.53)
Less distributions					
Dividends from net investment income	(0.05)	(0.01)	0.00 (b)	0.00 (b)	0.00
Distribution from net realized gains	(0.38)	0.00	0.00	0.00	0.00
Total distributions	(0.43)	(0.01)	0.00	0.00	0.00
End of period (a)	$17.82	$16.34	$15.21	$14.09	$11.59
Total return: (a)	11.95%	7.49%	7.95%	21.58%	(4.37%)
Ratios/Supplemental data:					
Net assets, end of period	$471,466	$572,442	$684,981	$832,115	$747,675
Ratio of expenses to average net assets	1.15%	1.17%	1.14%	1.29%	1.39%
Ratio of net investment income (loss) to average net assets	0.39%	0.10%	0.07%	(0.27%)	(0.29%)
Portfolio turnover rate	41.50%	41.17%	53.01%	50.68%	113.06%

Per share amounts calculated on average shares outstanding

(a) *Excludes maximum sales load of 4.5%*
(b) *Distributions represent less than 1/2 of 1¢*

See accompanying notes to financial statements

GOVERNMENT SECURITIES PORTFOLIO INSTITUTIONAL CLASS
FINANCIAL HIGHLIGHTS
Years Ended June 30, 2007, 2006, 2005, 2004, and 2003

	2007	2006	2005	2004	2003
Net asset value:					
Beginning of period	$9.61	$9.88	$9.90	$10.23	$10.13
Income from investment operations					
Net investment income	0.35	0.30	0.30	0.32	0.39
Net realized and unrealized gain (loss) on investments	0.09	(0.28)	(0.02)	(0.33)	0.10
Total income (loss) from investment operations	0.44	0.02	0.28	(0.01)	0.49
Less distributions					
Dividends from net investment income	(0.35)	(0.29)	(0.30)	(0.32)	(0.39)
Total distributions	(0.35)	(0.29)	(0.30)	(0.32)	(0.39)
End of period	$9.70	$9.61	$9.88	$9.90	$10.23
Total return:	4.62%	0.27%	2.91%	(0.04%)	4.90%
Ratios/Supplemental data:					
Net assets, end of period	$48,390,268	$46,966,952	$50,737,390	$52,508,132	$58,985,045
Ratio of expenses to average net assets	0.91%	0.93%	0.89%	0.91%	0.83%
Ratio of net investment income to average net assets	3.60%	3.03%	3.03%	3.21%	3.82%
Portfolio turnover rate	11.02%	16.95%	8.03%	38.96%	21.68%

Per share amounts calculated on average shares outstanding

See accompanying notes to financial statements

GOVERNMENT SECURITIES PORTFOLIO RETAIL CLASS
FINANCIAL HIGHLIGHTS
Years Ended June 30, 2007, 2006, 2005, 2004, and 2003

	2007	2006	2005	2004	2003
Net asset value:					
Beginning of period	$9.61	$9.88	$9.90	$10.23	$10.13
Income from investment operations					
Net investment income	0.35	0.30	0.30	0.30	0.36
Net realized and unrealized gain (loss) on investments	0.07	(0.28)	(0.02)	(0.35)	0.09
Total income (loss) from investment operations	0.42	0.02	0.28	(0.05)	0.45
Less distributions					
Dividends from net investment income	(0.33)	(0.29)	(0.30)	(0.28)	(0.35)
Total distributions	(0.33)	(0.29)	(0.30)	(0.28)	(0.35)
End of period (a)	$9.70	$9.61	$9.88	$9.90	$10.23
Total return: (a)	4.62%	0.27%	2.94%	(0.26%)	4.56%
Ratios/Supplemental data:					
Net assets, end of period	$11,307	$30,290	$46,545	$58,494	$260,342
Ratio of expenses to average net assets	0.91%	0.93%	0.89%	1.15%	1.13%
Ratio of net investment income to average net assets	3.60%	3.03%	3.03%	2.97%	3.52%
Portfolio turnover rate	11.02%	16.95%	8.03%	38.96%	21.68%

Per share amounts calculated on average shares outstanding

(a) *Excludes maximum sales load of 3.0%*

See accompanying notes to financial statements

1. **Organization**

   Stratus Fund, Inc. (the Fund) is a Minnesota corporation registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund issues its shares in series, each series representing a distinct portfolio with its own investment objectives and policies. At June 30, 2007, the following series were authorized and had shares outstanding:

   Growth Portfolio   Government Securities Portfolio

   Both the Growth Portfolio and the Government Securities Portfolio (each a Portfolio and collectively the Portfolios) have two classes of shares authorized and outstanding: retail and institutional.

2. **Summary of Significant Accounting Policies**

   The following is a summary of significant accounting policies employed by the Fund in preparing its Portfolios' financial statements.

   Use of Estimates: In preparing its Portfolios' financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and changes in net assets for the period. Actual results could differ from those estimates.

   Valuation of Investments

   Investment securities are carried at fair value determined using the following valuation methods:

   - Securities traded on a national or regional stock exchange or included in the NASDAQ National Market System are valued at the last quoted sales price as reported by an independent pricing service. Investments in mutual funds are valued at the quoted net asset value for the fund. Debt securities held by the Portfolios are valued using market quotations.

   - In the event that the price of a security is not available from the pricing services, one or more brokerage firms are contacted to obtain the most recent price available for the security.

   - Securities including bonds, restricted securities, or other assets for which reliable recent market quotations are not readily available are valued at fair market value as determined in good faith under the direction of the Board of Directors. Determination of fair value involves, among other things, reference to market indices, matrices and data from independent brokers and pricing services.

All securities are valued at the close of each business day.

The Growth Portfolio is authorized to purchase exchange-traded put and call options. At June 30, 2007, the Growth Portfolio had no such exchange traded options nor were any purchased during the year then ended.

The Portfolios may sell a security it does not own in anticipation of a decline in the market value of that security (short-sale). When a Portfolio makes a short-sale, it must borrow the security sold short and deliver it to the buyer. The proceeds from the short-sale will be retained by the broker-dealer through which it made the short-sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Portfolio may have to pay a fee to borrow the security and may be obligated to remit any interest received on such borrowed securities. A gain or loss is recognized upon the termination of the short sale, if the market price at termination is less than or greater than the proceeds originally received. The Portfolios did not enter into any short sale transactions for the year ended June 30, 2007.

Security Transactions and Investment Income
Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date and interest income is accrued daily. Amortization of premium and accretion of discount is accrued daily using the constant yield method and is included in interest income. Realized investment gains and losses are determined by specifically identifying the issue sold.

Expenses
With the exception of class specific expenses, each Portfolio allocates expenses as well as revenue and gains and losses to its classes based on relative net assets to total Portfolio net assets. Class specific expenses are borne solely by that class.

Federal Income Taxes
It is the policy of each Portfolio to comply with the requirements of the Internal Revenue Code (the Code) applicable to regulated investment companies and to distribute substantially all of the taxable income generated by the Portfolios to their shareholders within the time period allowed by the Federal law. Consequently, no liability for Federal income taxes is required. Internal Revenue Code requirements regarding distributions may differ from amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in-capital, accumulated undistributed net investment income or accumulated net realized gain/loss, as appropriate in the period that the differences arise. Each Portfolio is treated as a separate entity for tax purposes, and on a calendar basis, will distribute substantially all of its net investment income and realized gains, if any, to avoid payment of any Federal excise tax. There will be no net realized gain distributions until the net realized capital loss carry forwards have been offset or expired.

Distribution to Shareholders
Dividends to shareholders are recorded on the ex-dividend date. The Government Securities Portfolio declares dividends monthly and the Growth Portfolio may declare dividends annually. The dividends declared become payable immediately. Net realized gains, if any, are distributed annually.

New Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 48 (FIN 48), "Accounting for Uncertainty in Income Taxes." This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006 with early application permitted if no interim financial statements have been issued. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Guidance provided in a no-action letter from the Securities and Exchange Commission indicates that the Fund is required to implement FIN 48 no later than December 31, 2007, for its net asset value calculation and semi-annual financial statements at that date. The Fund is in the process of evaluating the impact, if any, of the adoption of FIN 48 on the financial statements and financial highlights.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Fund is in the process of evaluating the impact of the adoption of SFAS No. 157 on the financial statements and financial highlights.

3. **Federal Income Tax Information**
Distributions paid during the years ended June 30, 2007 and 2006, totaled $194,004 and $37,020 for the Growth Portfolio, respectively, and $1,719,707 and $1,464,039 for the Government Securities Portfolio, respectively, and were all characterized as ordinary income for tax purposes. For the year ended June 30, 2007 the Growth Portfolio distributed realized gains of $1,481,965, which are characterized as long term capital gains for tax purposes.

The character of distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. These differences reflect the dissimilar character of certain income items and net realized gains and losses for financial statement and tax purposes, and may result in reclassification among certain capital accounts on the financial statements.

As of June 30, 2007, the components of the tax basis cost of investments and net unrealized appreciation for the Growth Portfolio and Government Securities Portfolio were as follows:

	Growth	Government Securities
Federal tax cost of investments	$52,748,928	$48,870,555
Unrealized appreciation	$14,679,459	55,994
Unrealized depreciation	(223,999)	(898,378)
Net unrealized appreciation (depreciation)	$14,455,460	$(842,384)

As of June 30, 2007 the components of distributable earnings on a tax basis were as follows:

	Growth	Government Securities
Net unrealized appreciation (depreciation)	$14,455,460	$(842,384)
Undistributed ordinary income	$124,586	$44,294
Accumulated capital losses	$-	$(245,204)

The accumulated capital losses represent net capital loss carryovers that may be used to offset future realized capital gains for federal income tax purposes. The Government Securities Portfolio had unused capital loss carryforwards of $245,204, available for federal income tax purposes, at June 30, 2007, which expire as follows: $42,576 in 2008, $55,501 in 2011, $75,380 in 2012, $24,307 in 2013, $3,160 in 2014 and $44,280 in 2015.

The character of distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. These differences reflect the differing character of certain income items and net realized gains and losses for financial statements and income tax purposes, and may result in reclassification among certain capital accounts on the financial statements.

4. **Fees, Expenses and Related Party Transactions**
    Investment Advisory Services
    The Fund and its Portfolios have retained a related company, Union Investment Advisors, Inc. (the Adviser) as the investment adviser for the Fund's assets.

Under the investment advisory agreement the Adviser receives fees for services rendered at the following rates per annum of the average daily net assets of the Portfolios:

Portfolio	Annual Fee Rate
Growth	.75%

Government Securities	.50%

Administrative Services; Transfer Agent; Custodian
The Fund has retained Adminisystems, Inc. (the Administrator) to act as transfer agent and administrator to provide all necessary record keeping and share transfer services for the Fund. The Administrator is a related party to the Fund. The agreement provides that each Portfolio will pay an administrative fee to the Administrator equal to .25% per annum of average daily net assets. The Fund has retained Union Bank & Trust Company, a related party, as custodian for the Fund's assets. The Portfolios have recorded amounts payable to the custodian reflecting overdrafts which occur in the ordinary course of business due to the timing of settlements.

Distribution Services
The Fund has selected Nelnet Capital, LLC (the Distributor), a company related through common management to the Adviser and Union Bank & Trust Company, to act as the underwriter and distributor of the fund's shares. Retail shares for the Growth portfolio include a maximum sales charge of 4.5%. Retail shares for the Government Securities portfolio include a maximum sales charge of 3.0%. For sales of both Portfolios of $50,000 or more, the sales charge is reduced.

Fees
Under the terms of the advisory and administrative agreements outlined above, the Portfolios collectively incurred $730,303 and $283,464 for such services.

At June 30, 2007, the following accrued investment advisory and administrative fees were payable to the Adviser and Administrator.

	Payable to Adviser	Payable to Administrator	Total
Growth Portfolio	$42,036	$14,012	$56,048
Government Securities Portfolio	19,839	9,920	29,759

Brokerage Services
In addition to the amounts paid by the Portfolios under advisory, custodian, and administration agreements, the Portfolios can use Nelnet Capital, LLC, a related party, to effect security trades on their behalf. For the year ended June 30, 2007, the Portfolios did not use Nelnet Capital, LLC to effect any security trades. As is customary in the industry, the investment adviser evaluates the pricing and ability to execute the transactions in selecting brokers to effect trades.

Ownership of Fund Shares by Management
At June 30, 2007, directors, officers and employees of the Fund, the Adviser and Administrator and their immediate families held the following in each Portfolio under UBATCO & Co., nominee name for Union Bank and Trust Company:

	Shares	Value
Growth Portfolio Institutional Class	33,971	$612,501

Growth Portfolio Retail Class	871	15,530
Government Securities Portfolio Institutional Class	12,360	119,888
Government Securities Portfolio Retail Class	-	-

At June 30, 2007, UBATCO & Co. held the following in each Portfolio:

	Shares	Value
Growth Portfolio Institutional Class	3,689,884	$66,528,605
Growth Portfolio Retail Class	15,843	282,328
Government Securities Portfolio Institutional Class	4,983,056	48,335,641
Government Securities Portfolio Retail Class	886	8,593

5. Securities Transactions

Purchases of securities and proceeds from sales, excluding short-term securities and US Government obligations, were as follows for each Portfolio:

	Purchases Of Securities	Proceeds From Sales	Proceeds From Calls & Maturities
Growth Portfolio	$26,265,957	$28,794,019	$ -
Government Securities Portfolio	-	-	1,000,000

6. Capital Share Transactions

The Fund is authorized to issue a total of 1 billion shares of common stock in series with a par value of $.001 per share.

Transactions in the capital stock of each Portfolio for the year ended June 30, 2007 were as follows:

	Growth Portfolio Institutional Shares	Growth Portfolio Retail Shares
Transactions in shares:		
Shares sold	556,331	319
Shares redeemed	(812,991)	(9,743)
Reinvested dividends	71,798	852
Net decrease	(184,862)	(8,572)
Transactions in dollars:		
Dollars sold	$9,538,211	$5,301
Dollars redeemed	(13,924,426)	(166,113)
Reinvested dividends	1,218,209	14,279
Net decrease	$(3,168,006)	$(146,533)

	Government Securities Portfolio Institutional Shares	Government Securities Portfolio Retail Shares
Transactions in shares:		

Shares sold	1,067,833	-
Shares redeemed	(1,093,266)	(2,054)
Reinvested dividends	126,546	68
Net increase (decrease)	101,113	(1,986)

Government	Government Securities Portfolio Institutional Shares	Securities Portfolio Retail Shares
Transactions in dollars:		
Dollars sold	$10,436,650	$ -
Dollars redeemed	(10,684,098)	(20,207)
Reinvested dividends	1,235,591	665
Net increase (decrease)	$988,143	$(19,542)

Transactions in the capital stock of each Portfolio for the year ended June 30, 2006 were as follows:

	Growth Portfolio Institutional Shares	Growth Portfolio Retail Shares
Transactions in shares:		
Shares sold	576,972	2,470
Shares redeemed	(659,471)	(12,506)
Reinvested dividends	1,638	22
Net decrease	(80,861)	(10,014)
Transactions in dollars:		
Dollars sold	$9,490,607	$39,686
Dollars redeemed	(10,810,274)	(198,693)
Reinvested dividends	26,799	352
Net decrease	$(1,292,868)	$(158,655)

	Government Securities Portfolio Institutional Shares	Government Securities Portfolio Retail Shares
Transactions in shares:		
Shares sold	934,082	132
Shares redeemed	(1,292,788)	(1,803)
Reinvested dividends	107,201	109
Net decrease	(251,505)	(1,562)
Transactions in dollars:		
Dollars sold	$9,089,926	$1,287
Dollars redeemed	(12,584,558)	(17,468)
Reinvested dividends	1,040,968	1,062
Net decrease	$(2,453,664)	$(15,119)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors of
Stratus Fund, Inc.
Lincoln, Nebraska

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Stratus Fund, Inc. (the "Fund"), compromising the Growth Portfolio and the Government Securities Portfolio, as of June 30, 2007, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting Stratus Fund, Inc. as of June 30, 2007, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Lincoln, Nebraska
August 16, 2007

<u>Directors and Executive Officers</u>

The Fund is governed by a Board of Directors which is responsible for protecting the interests of the Fund's shareholders under Minnesota law. The Directors meet periodically throughout the year to oversee the Fund's activities, review its performance, and review the actions of the Adviser.

The names, addresses and principal occupations during the past five years of the directors and executive officers of the Fund are given below:

Directors Who Are Not Interested Persons of the Fund

Name, Address and Age	Director Since	Position Held With Fund	Principal Occupation During Last Five Years	Other Directorships
Thomas C. Smith (62) 1225 "L" Street Suite 200 Lincoln, Nebraska 68508	1993	Director	Chairman and Chief Executive Officer, SMITH HAYES Financial Services Corporation Lincoln, Nebraska	None
R. Paul Hoff (72) 2543 Bluff Road Seward, Nebraska 68434	1993	Director	Retired	None
Edson L. Bridges III (48) 8401 W. Dodge Road, #256 Omaha, Nebraska 68114	1993	Director	Vice President and Director of Bridges Investment Counsel Inc. (registered investment adviser).	Director, Bridges Investment Fund, Inc.
James J. DeMars (63) P.O. Box 81607 Lincoln, Nebraska 68501	2004	Director	Partner of DeMars, Gordon, Olson & Zalewski (law firm)	None

Directors Who Are Interested Persons of the Fund

Name, Address and Age	Director Since	Position(s) Held With Fund	Principal Occupation During Last Five Years	Other Directorships
Jon Gross (37)* 6801 S. 27th Street Lincoln, Nebraska 68501	2004	President, Chief Executive Officer, and Interested Director	Senior Vice President and Investment Officer, Union Bank and Trust Company; Chief Executive Officer, Adminisystems, Inc.; President, Union Investment Advisors, Inc.; Director, Nelnet Capital, LLC.	None

*Mr. Gross is considered an interested person of the Fund because he is an officer and director of the adviser to, and managing director of the principal underwriter of, the Fund.

Executive Officers

Name, Address and Age	Officer Since	Position(s) Held With Fund	Principal Occupation During Last Five Years
Jon Gross (37) 6801 S. 27th Street Lincoln, Nebraska 68501	2003	President, Chief Executive Officer, and Interested Director	Senior Vice President and Investment Officer, Union Bank and Trust Company; Chief Executive Officer, Adminisystems, Inc.; President, Union Investment Advisors, Inc.; Director, Nelnet Capital, LLC.
Jeffrey Jewell (35)	2003	Vice President and Chief Financial Officer	Assistant Vice President, Union Bank and Trust Company; Vice President, Adminisystems, Inc.
Tanya Lebsock (38)	2003	Secretary and Chief Compliance Officer	Trust Compliance Officer, Union Bank and Trust Company.

The Fund's statement of additional information includes additional information about the Fund's directors and is available upon request, without charge, by calling (888) 769-2362.

Approval of Investment Advisory Agreement

The Board of Directors of Stratus Fund, Inc. oversees the management of the Fund and its investment portfolios, the Government Securities Portfolio and Growth Portfolio (the "Portfolios"), and as required by law, determines annually whether to approve the continuance of the Investment Advisory Agreement between the Fund and Union Investment Advisors ("UIA"). At a meeting held on July 26, 2007, the Board of Directors (the "Board"), including all of the independent directors, approved the continuance of the Investment Advisory Agreement for another year.

In preparation for the meeting, the Board received and evaluated information supplied by UIA in response to a letter prepared by counsel to the Fund requesting information relevant to approval of the Investment Advisory Agreement. The Board considered the factors discussed below in evaluating the fairness and reasonableness of the Investment Advisory Agreement.

The Board reviewed the services provided by UIA under the Investment Advisory Agreement. The Board reviewed the credentials and experience of the officers of UIA providing services under the Investment Advisory Agreement and concluded that UIA is providing services in accordance with the Investment Advisory Agreement. Based on such review, the Board concluded that the range of services provided by UIA under the Investment Advisory Agreement was appropriate.

The Board reviewed the performance of the Portfolios during the past one, three, five and ten year periods against the performance of funds advised by other advisors with investment strategies comparable to those of the Portfolios, and the performance of the Portfolios relative to benchmark indices. The Board noted that the performance of the Portfolios was in line with that of funds in their peer group and their benchmark indices.

The Board reviewed the advisory fee rate for the Portfolios under the Investment Advisory Agreement. The Board compared effective contractual advisory fee rates and total expense ratios for comparable funds at a common asset levels and noted that the advisory expenses and total expenses of the Fund are lower than that of funds advised by other advisors with investment strategies comparable to those of the Portfolios.

The Board considered the overall performance of UIA in providing investment advisory and portfolio administrative services to the Fund, and concluded that such performance was satisfactory.

The Board reviewed information concerning the profitability of UIA and its financial condition. The Board considered the overall profitability of UIA as well as the profitability of UIA in connection with managing the Fund. The Board concluded that the compensation to be paid by the Fund under the Investment Advisory Agreement was not excessive.

In determining whether to continue the Investment Advisory Agreement for the Fund, the Board also considered the prior relationship between UIA and the Fund, as well as the Board's knowledge of UIA's operations. The Board noted that substantially all of the investors in the Fund have a relationship with Union Bank & Trust Company, an affiliated company of UIA.

Taking into account all of these factors, the Board determined that UIA's services, performance and fees were satisfactory and reasonable. The Board further determined that the information provided by UIA on comparative expenses and services supported their conclusion that the advisory fees under the Investment Advisory Agreement are reasonable. Accordingly, the Board approved the continuation of the Investment Advisory Agreement.

<u>**Other Information**</u>

The Fund provides a complete list of its portfolio holdings four times each fiscal year as of the end of each quarter. For the second and fourth fiscal quarters, the lists appear in the Fund's semi-annual and annual reports to shareholders. For the first and third fiscal quarters, the Fund files the list with the Securities and Exchange Commission on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov. Copies of the Fund's Forms N-Q may be reviewed and copied at the SEC's public reference room in Washington, D.C. You can obtain information on the operation of the public reference room, including information about duplicating fee charges, by calling 202-942-8090 or 800-732-0330, or by electronic request at the following e-mail address: publicinfo@sec.gov. The SEC file number for the Fund is 811-6259. The Fund makes the information on Form N-Q available to shareholders upon request made by calling (888) 769-2362.

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, upon request made by calling (888) 769-2362. The information is also available on the SEC website at www.sec.gov.

Information regarding how the Fund voted proxies related to its portfolio securities during the 12 months ended June 30, 2007, is available, without charge, upon request made by calling (888) 769-2362. The information is also available on the SEC website at www.sec.gov.